Exhibit 99.1

RED WHITE & BLOOM BRANDS INC.

810 – 789 West Pender Street

Vancouver BC V6H 1C2

Tel: 604.687-2038

September 12, 2023

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Prince Edward Island Securities Office

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Attention: Filings

Dear Sir or Madam:

Re:	Red White & Bloom Brands Inc. (the “Company”)
Change of Auditor

In accordance with National Instrument 51-102, attached please find a copy of the reporting package (the “Reporting Package”) which consists of:

(a) Change of Auditor Notice;

(b) Letter from Former Auditor; and

(c) Letter from Successor Auditor.

The Audit Committee and the Board of Directors have reviewed and approved the Reporting Package.

The Reporting Package will be mailed out along with the Company’s next annual general meeting materials.

Should you require further information, please do not hesitate to contact the undersigned.

Yours sincerely,

RED WHITE & BLOOM BRANDS INC.

Per:	"Eddie Mattei“
Edoardo Mattei
Chief Financial Officer

Encls.

cc:	The CSE